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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission File No.: 333-88634

Full Title of the Plan and Address of the Plan:

PACIFIC CAPITAL BANCORP
Incentive & Investment and Salary Savings Plan
1021 Anacapa Street
Santa Barbara, California 93101
(Address of principal executive offices)

Name of the Issuer of the securities held pursuant to the plan and the address of the principal executive office:

PACIFIC CAPITAL BANCORP
1021 Anacapa Street
Santa Barbara, California 93101
(Address of principal executive offices)

PACIFIC CAPITAL BANCORP
INCENTIVE & INVESTMENT AND SALARY SAVINGS PLAN
DECEMBER 31, 2001 AND 2000

INDEX

FINANCIAL STATEMENTS
Report of Independent Accountants
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2001 and 2000
NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE
Schedule H (Line 4)—Schedule of Assets (Held at End of Year)
Schedule G (Part III)—Schedule of Nonexempt Transactions
SIGNATURE
EXHIBIT
23—Consent of Independent Accountants

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PACIFIC CAPITAL BANCORP Incentive & Investment and Salary Savings Plan
June 21, 2002	By:	/s/ DONALD LAFLER Donald Lafler Executive Vice President Chief Financial Officer

Pacific Capital Bancorp
Incentive & Investment and
Salary Savings Plan
Financial Statements and
Supplemental Schedules
December 31, 2001 and 2000

Pacific Capital Bancorp
Incentive & Investment and Salary Savings Plan

Index

Page
Financial Statements:
Report of Independent Accountants	1
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000	3
Notes to Financial Statements	4-9
Supplemental Schedules*:
Schedule I—Schedule of Assets (Held at End of Year)	10-12
Schedule II—Schedule of Nonexempt Transactions	13
*
Other supplemental schedules required by Section 2520-103.1 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of
the Pacific Capital Bancorp Incentive & Investment and Salary Savings Plan

        In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Pacific Capital Bancorp Incentive & Investment and Salary Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  PricewaterhouseCoopers LLP
      Hartford, Connecticut
      June 14, 2002

Pacific Capital Bancorp
Incentive & Investment and Salary Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2001	2000
Assets
Investments, at fair value	$46,165,106	$46,917,188
Receivables:
Employer contributions	1,415,177	—
Employee contributions	7,352	—

	1,422,529	—

Net assets available for benefits	$47,587,635	$46,917,188

The accompanying notes are an integral part of these financial statements.

Pacific Capital Bancorp
Incentive & Investment and Salary Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2001	2000
Additions to net assets attributed to:
Investment income:
Interest	$326,746	$265,159
Dividends	48,909	38,018
Net depreciation in fair value of investments	(3,532,006)	(715,022)

	(3,156,351)	(411,845)

Contributions:
Employer	3,400,567	1,683,437
Employee	4,137,988	3,251,605

	7,538,555	4,935,042
Transfer from affiliated plan	13,387	153,399

Total additions	4,395,591	4,676,596

Deductions from net assets attributed to:
Benefit payments	3,524,722	3,215,304
Transaction charge	16,547	19,766
Participant loans terminated due to withdrawal of participants	116,365	203,017

Total deductions	3,657,634	3,438,087
Change in forfeiture reserve, net	(67,510)	(105,406)

Net increase	670,447	1,133,103
Net assets available for benefits at beginning of year	46,917,188	45,784,085

Net assets available for benefits at end of year	$47,587,635	$46,917,188

The accompanying notes are an integral part of these financial statements.

Pacific Capital Bancorp
Incentive & Investment and Salary Savings Plan
Notes to Financial Statements

1.    Description of Plan

        The following description of the Pacific Capital Bancorp Incentive & Investment and Salary Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  General

        The Plan is a defined contribution plan established effective January 1, 1966 and restated in its entirety effective January 1, 2001. Effective January 1, 2001, employees of Pacific Capital Bancorp (the "Company") become eligible to make deferred compensation contributions to the Plan after completing 250 hours of service in a 90-day period beginning on the date of completing their first hour of service or any 90-day period beginning on the anniversary of such dates. Prior to January 1, 2001, employees became eligible to make deferred compensation contributions to the Plan after completing 90 days of employment and attaining the age 18 during the Plan year in which 1,000 or more hours are worked. During 2001 and 2000, employees become eligible to receive an allocation of the Company's profit sharing contribution after completing one year of service during which 1,000 or more hours are worked. The Plan is subject to the provisions of ERISA.

  Contributions

        Participants may contribute an amount equal to not less than one percent nor more than 10 percent of their compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a general account, various pooled separate accounts, a Company stock account and a self-directed account as investment options for participants. The self-directed account is comprised of assets invested at the direction of individual Plan participants. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant's earnings.

        The Company will make a regular matching contribution in an amount equal to $1.00 for each $1.00 contributed by a participant, up to a maximum of three percent of the participant's compensation. The Company will also make a regular matching contribution in an amount equal to $.50 for each $1.00 of the next three percent of the participant's compensation, but not to exceed 4.5 percent of the participant's total compensation. The Company may also make profit-sharing contributions. The Company made profit-sharing contributions of $1,137,465 and $0 in 2001 and 2000, respectively. Regular matching Company contributions are recorded in the same period as employee contributions. Profit-Sharing contributions, if any, are recorded when approved.

        Effective July 1, 2001, the CIGNA Large Cap Blend/SSGA Fund (formerly "CIGNA Charter Large Company Stock Fund") was discontinued as an investment option.

  Participant Accounts

        Each participant's account is credited with the participant's contribution and allocation of the Company's contributions and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. Allocations of Plan earnings for investments other than self-directed accounts are based on participants' account balances. Self-directed accounts are credited with the earnings of the specific investment chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Vesting

        Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the Company's regular matching contributions is based on years of service. A participant becomes vested in the Company's regular matching contributions as follows: 20 percent vested after one year of service, 40 percent after two years of service, 60 percent after three years of service, 80 percent after four years of service and 100 percent vested after five years of service. However, if an active participant dies prior to attaining the normal retirement age or if a participant is employed on his normal or early retirement date, the participant's account becomes 100 percent vested.

        A participant becomes vested in the Company's profit sharing contributions as follows: 20 percent vested after two years of service, 30 percent after three years of service, 40 percent after four years of service, 60 percent after five years of service, 80 percent after six years of service and 100 percent vested after seven years of service. However, if an active participant dies prior to attaining the normal retirement age or if a participant is employed on his normal or early retirement date, the participant's account becomes 100 percent vested.

        Effective January 1, 2001, participants became 100 percent vested in the Company matching contributions to the former Pacific Capital Bancorp 401(k) Profit Sharing Plan, with no change to the vesting of the profit sharing contributions. Prior to January 1, 2001, participants became vested in Company matching and profit sharing contributions as follows: 20 percent vested after one year of service, 40 percent after two years of service, 60 percent after three years of service, 80 percent after four years of service and 100 percent vested after five years of service. However, if an active participant dies prior to attaining the normal retirement age or if a participant is employed on his normal or early retirement date, the participant's account becomes 100 percent vested.

  Benefit Payments

        On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested interest in his or her account, a distribution in the form of an annuity, installment payments or a combination of the three. Distributions are subject to the applicable provisions of the Plan agreement. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

  Participant Loans

        Participants may borrow up to a maximum of $50,000 or 50 percent of the vested portion of their account balance, whichever is less. Loans are calculated on a fully amortized basis. A loan is collateralized by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (6.00% to 10.50% and 5.00% to 10.50% for the years ended December 31, 2001 and 2000, respectively).

  Cash Equivalents

        Contributions received prior to year end awaiting investment in the appropriate investment option at December 31, 2000 are invested in the CIGNA Charter Guaranteed Short-Term Account, which is stated at fair value.

2.    Summary of Accounting Policies

  Method of Accounting

        The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates. Certain reclassifications have been made to the 2000 amounts to conform with current year presentation.

  Investment Valuation

        Investments in the general account are non-fully benefit responsive and are stated at fair value. Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company ("CG Life"). Participant loans are stated at fair value. The Company common stock and investments held in the self-directed account are valued at their quoted market price.

3.    Investments

        Investments that represent five percent or more of the Plan's net assets are separately identified below.

	December 31,
	2001	2000
CIGNA Guaranteed Income Fund[1] interest rates, 5.35%; 5.55%	$4,291,559	$2,466,154
CIGNA Lifetime20 Fund units, 720,837; 742,426	8,693,295	9,829,722
CIGNA Lifetime30 Fund units, 575,591; 599,517	6,964,655	7,757,749
CIGNA Lifetime40 Fund units, 638,207; 607,121	7,581,898	7,765,079
CIGNA Lifetime60 Fund units, N/A; 225,586	N/A	2,763,428
1
formerly "CIGNA Charter Guaranteed Income Fund"

  Investment Performance

        During the years ended December 31, 2001 and 2000, the Plan's investments (including interest, dividends, realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) (depreciated) appreciated in value as follows:

	Years Ended December 31,
	2001	2000
General Account:
CIGNA Guaranteed Income Fund	$174,497	$127,493
Pooled Separate Accounts:
CIGNA Actively Managed (Core) Bond Fund[2]	18,897	17,199
CIGNA Growth & Income/Multi-Manager Fund[3]	(108,763)	(37,130)
CIGNA Janus Worldwide Fund	(316,760)	(297,567)
CIGNA Large Cap Blend/SSGA Fund	(5,148)	(6,949)
CIGNA Large Cap Growth/Putnam Fund[4]	(414,206)	(344,460)
CIGNA Large Cap Value/John A. Levin & Co. Fund[5]	(63,261)	191,436
CIGNA Lazard International Equity Fund	(68,772)	(29,407)
CIGNA Lifetime20 Fund	(903,250)	(127,742)
CIGNA Lifetime30 Fund	(557,004)	(26,049)
CIGNA Lifetime40 Fund	(536,243)	(76,474)
CIGNA Lifetime50 Fund	(80,237)	(4,021)
CIGNA Lifetime60 Fund	11,023	117,383
CIGNA Mid Cap Blend/Cadence Fund[6]	(254,905)	196,803
CIGNA S&P 500® Index Fund[7]	(204,793)	(156,849)
CIGNA Small Cap Growth/TimesSquare Fund[8]	(119,891)	80,279
CIGNA Small Cap Value/Berger® Fund[9]	179,572	108,174
CIGNA TimesSquare Corporate Bond Fund[10]	21,200	7,434
CIGNA TimesSquare High Yield Bond Fund[11]	(1,153)	(24,209)

	(3,403,694)	(412,149)
Company Common Stock:
Pacific Capital Bancorp Common Stock	25,229	(72,049)
Self-Directed Account:
Interest Bearing Cash	2,892	5,548
Equities	(60,869)	(121,690)
Mutual Funds	(46,655)	(76,664)

	(104,632)	(192,806)
Participant loans	152,249	137,666

Net decrease	$(3,156,351)	$(411,845)

2
formerly "CIGNA Charter Actively Managed (Core) Bond Fund"

3
formerly "CIGNA Charter Growth & Income Fund"

4
formerly "CIGNA Charter Large Company Stock — Growth Fund"

5
formerly "CIGNA Charter Large Company Stock — Value I Fund"

6
formerly "CIGNA Charter Midsize Company Stock — Growth Fund"

7
formerly "CIGNA Charter Large Company Stock Index Fund"

8
formerly "CIGNA Charter Small Company Stock — Growth Fund"

9
formerly "CIGNA Charter Small Company Stock — Value I Fund"

10
formerly "CIGNA Charter Corporate Bond Fund"

11
formerly "CIGNA Charter High Yield Bond Fund"

4.    Investment Contract with Insurance Company

        The Plan participates in a contract with CG Life via an investment in the CIGNA Guaranteed Income Fund. CG Life commingles the assets of the CIGNA Guaranteed Income Fund with other assets. For the Plan's investment in the CIGNA Guaranteed Income Fund, the Plan is credited with interest at the interest rates specified in the contract which ranged from 5.55% to 5.35% for the year ended December 31, 2001 and was 5.55% for the year ended December 31, 2000, net of asset charges. CG Life prospectively guaranteed the interest rates credited for six months. As discussed in Note 2, the CIGNA Guaranteed Income Fund is included in the financial statements at fair value which, principally because of the periodic interest rate reset process, approximates contract value.

5.    Related-Party Transactions

        Plan assets include investments in funds managed by CG Life, an indirect wholly-owned subsidiary of CIGNA. CG Life is the Plan's trustee and as such, transactions with the trustee qualify as party-in-interest transactions. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds common shares of Pacific Capital Bancorp, the Plan Sponsor, which also qualifies as a party-in-interest.

6.    Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.    Tax Status

        The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated September 21, 1992, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

        The Plan administrator has determined that during the plan years 1994 through 2001, certain classifications of employees were improperly excluded from participating in the deferred compensation contribution provisions of the Plan. The Plan administrator filed an application for the correction of these inadvertent violations as part of the IRS's Voluntary Correction Program. Upon the completion of an operational review of the Plan, the Plan administrator determined that a contribution in the amount of $274,219 should be made to correct these inadvertent violations. As the IRS has approved the corrective action, no adverse tax qualification consequences are expected to result for the Plan.

        Management has determined that a nonexempt transaction occurred during 2001. This violation involved the submission of employee contributions to the Plan later than the earliest day on which such contributions could reasonably be segregated from the employer's general assets, however in no event later than the 15th business day of the month following the month of being withheld from compensation. Management has taken corrective action by making a contribution to the Plan on June 11, 2002 for lost earnings in the amount of $29 and believes that the transaction should not affect the tax-qualified status of the Plan. Management calculated the lost earnings using the IRS prescribed interest rate of 7%. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.    Reconciliation of Plan Financial Statements to the Form 5500

        The Annual Return/Report of Employee Benefit Plan (the "Form 5500") is prepared on the modified cash basis. Accordingly, certain balances included on Schedule H (Part I and II) of the Form 5500 differ from those included in these financial statements. Contributions in the statements of changes in net assets available for benefits differ from contributions in the Form 5500 by the change in the amount of contributions accrued at December 31, 2001. The ending net asset balances are reconciled as follows:

December 31, 2001
Net assets, reflected on Form 5500	$46,165,106
Add: Employer contributions receivable	1,415,177
Employee contributions receivable	7,352

Net assets, reflected in the financial statements	$47,587,635

9.    Transfer from Affiliated Plan

        During 2001 and 2000, certain employees and their participant balances were transferred from the Pacific Capital Bancorp Employee Stock Ownership Plan and Trust, an affiliated plan, to the Plan. According to the provisions of the IRC, when employees have been participating in an Employee Stock Ownership Plan for ten years and have attained the age of 55, the Company is required to permit those "qualified" employees to begin to diversify the assets that are held in their accounts. For those employees electing to diversify under these provisions, the proceeds from the sale of Pacific Capital Bancorp common stock are transferred to the Plan and may be used to purchase any of the investment options offered by the Plan. These participants are immediately vested in their account balances.

10.  Forfeitures

        The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated net of forfeitures used. Forfeitures result from non-vested Company contributions remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $2 and $789 at December 31, 2001 and 2000, respectively, is available to offset Company contributions which would be otherwise payable by the Company, in accordance with the Plan agreement. In 2001 and 2000, Company cash contributions were offset by $67,652 and $106,016, respectively, from forfeited non-vested accounts.

11.  Subsequent Events

        Effective January 1, 2002, the Company changed its regular matching contribution to a Safe Harbor matching contribution. The Company's Safe Harbor matching contribution will have the same deferral and matching percentages, however participants become 100 percent vested in their portion of the employer's matching contributions and the employer contributions will not be available for hardship withdrawals.

        Effective June 1, 2002, the CIGNA TimesSquare High Yield Bond Fund was removed as an Investment option. Also, effective June 1, 2002, the CIGNA Lazard International Equity Fund was removed as an investment option and replaced with the CIGNA International Blend/Bank of Ireland Fund.

Supplemental Schedule
Schedule 1

Pacific Capital Bancorp
Incentive & Investment and Salary Savings Plan
Schedule H (Line 4i) Form 5500—Schedule of Assets (Held at End of Year)
December 31, 2001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Connecticut General Life Insurance Company	CIGNA Guaranteed Income Fund	N/A**	$4,291,559
*	Connecticut General Life Insurance Company	CIGNA Actively Managed (Core) Bond Fund	N/A**	388,416
*	Connecticut General Life Insurance Company	CIGNA Growth & Income/Multi- Manager Fund	N/A**	663,011
*	Connecticut General Life Insurance Company	CIGNA Janus Worldwide Fund	N/A**	1,189,000
*	Connecticut General Life Insurance Company	CIGNA Large Cap Growth/Putnam Fund	N/A**	1,388,972
*	Connecticut General Life Insurance Company	CIGNA Large Cap Value/John A. Levin & Co. Fund	N/A**	1,848,329
*	Connecticut General Life Insurance Company	CIGNA Lazard International Equity Fund	N/A**	229,110
*	Connecticut General Life Insurance Company	CIGNA Lifetime20 Fund	N/A**	8,693,295
*	Connecticut General Life Insurance Company	CIGNA Lifetime30 Fund	N/A**	6,964,655
*	Connecticut General Life Insurance Company	CIGNA Lifetime40 Fund	N/A**	7,581,898
*	Connecticut General Life Insurance Company	CIGNA Lifetime50 Fund	N/A**	1,718,432
*	Connecticut General Life Insurance Company	CIGNA Lifetime60 Fund	N/A**	$1,732,050
*	Connecticut General Life Insurance Company	CIGNA Mid Cap Blend/Cadence Fund	N/A**	911,288
*	Connecticut General Life Insurance Company	CIGNA S&P 500® Index Fund	N/A**	1,650,252
*	Connecticut General Life Insurance Company	CIGNA Small Cap Growth/TimesSquare Fund	N/A**	1,308,465
*	Connecticut General Life Insurance Company	CIGNA Small Cap Value/Berger® Fund	N/A**	1,249,518
*	Connecticut General Life Insurance Company	CIGNA TimesSquare Corporate Bond Fund	N/A**	453,147
*	Connecticut General Life Insurance Company	CIGNA TimesSquare High Yield Bond Fund	N/A**	194,277

*	National Financial Services Corporation	Pacific Capital Bancorp Company Common Stock	N/A**	1,725,886
*	Plan Participants	Participant Loans	N/A**	1,616,442

				$45,798,002

	Temporary Investments
*	Connecticut General Life Insurance Company	Interest Bearing Cash	N/A**	$98,000

	Equity Investments
*	Connecticut General Life Insurance Company	Amgen, Inc. Common Stock	N/A**	5,644
*	Connecticut General Life Insurance Company	Cash on Line LTD Common Stock	N/A**	15
*	Connecticut General Life Insurance Company	Cisco Systems, Inc. Common Stock	N/A**	25,354
*	Connecticut General Life Insurance Company	Dell Computer, Inc. Common Stock	N/A**	7,801
*	Connecticut General Life Insurance Company	Desert Health Products, Inc. Common Stock	N/A**	1,400
*	Connecticut General Life Insurance Company	Infosys Technologies LTD Common Stock	N/A**	868
*	Connecticut General Life Insurance Company	Intel Corporation Common Stock	N/A**	6,290
*	Connecticut General Life Insurance Company	Intertrust Technologies Corporation Common Stock	N/A**	1,845
*	Connecticut General Life Insurance Company	JDS Uniphase Corporation Common Stock	N/A**	3,394
*	Connecticut General Life Insurance Company	Krispy Kreme Doughnuts, Inc. Common Stock	N/A**	26,520
*	Connecticut General Life Insurance Company	Lucent Technologies, Inc. Common Stock	N/A**	473
*	Connecticut General Life Insurance Company	Medarex, Inc. Common Stock	N/A**	$1,796
*	Connecticut General Life Insurance Company	Microsoft Corporation Common Stock	N/A**	13,250
*	Connecticut General Life Insurance Company	Nasdaq 100 Trust Unit Series I Common Stock	N/A**	25,292
*	Connecticut General Life Insurance Company	Nokia Corporation Common Stock	N/A**	4,489
*	Connecticut General Life Insurance Company	Oracle Corporation Common Stock	N/A**	1,381
*	Connecticut General Life Insurance Company	Pacific Aerospace & Electronic, Inc. Common Stock	N/A**	225
*	Connecticut General Life Insurance Company	QUALCOMM, Inc. Common Stock	N/A**	5,050
*	Connecticut General Life Insurance Company	Starbase Corporation Common Stock	N/A**	68

*	Connecticut General Life Insurance Company	Struthers, Inc. Common Stock	N/A**	7
*	Connecticut General Life Insurance Company	Sun Microsystems, Inc. Common Stock	N/A**	2,460
*	Connecticut General Life Insurance Company	Takeoutmusic.com Holdings Corporation Common Stock	N/A**	69
*	Connecticut General Life Insurance Company	TIMEX U.S.A., Inc. Common Stock	N/A**	48
*	Connecticut General Life Insurance Company	Celestrial Asia Securities Holdings Common Stock	N/A**	$14

				133,753

	Mutual Funds
*	Connecticut General Life Insurance Company	Alger Capital Appreciation Portfolio Class B Fund Mutual Fund	N/A**	21,228
*	Connecticut General Life Insurance Company	Baron Small Cap Fund Mutual Fund	N/A**	7,704
*	Connecticut General Life Insurance Company	Janus Global Life Sciences Fund Mutual Fund	N/A**	18,031
*	Connecticut General Life Insurance Company	Janus Mercury Fund Mutual Fund	N/A**	27,466
*	Connecticut General Life Insurance Company	Janus Olympus Fund Mutual Fund	N/A**	45,422
*	Connecticut General Life Insurance Company	Strong Growth Fund Mutual Fund	N/A**	4,545
*	Connecticut General Life Insurance Company	T. Rowe Price European Stock Fund Mutual Fund	N/A**	6,530
*	Connecticut General Life Insurance Company	Vanguard International Growth Portfolio Mutual Fund	N/A**	4,425

				135,351

	Total Assets Held by CIGNA Representing the Self-Directed Account			367,104

	Total Assets			$46,165,106

*
Indicates an identified person known to be a party-in-interest to the Plan.

**
Cost information has been omitted for participant directed investments.

Supplemental Schedule
Schedule II

Pacific Capital Bancorp
Incentive & Investment and Salary Savings Plan
Schedule G (Part III) Form 5500—Schedule of Nonexempt Transactions
Year Ended December 31, 2001

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in- interest	(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction	(h) Cost of asset	(i) Current value of asset	(j) Net gain or (loss) on each transaction
Pacific Capital Bancorp	Plan Sponsor	Loan to employer in the form of a late deposit of employee 401(k) deferrals at a rate of 7.00%	N/A	N/A	N/A	N/A	N/A	$29	—*
*
Department of Labor Reg. 2510.3-102 requires that employee contribution be remitted to the Plan no later than the earliest day on which such contributions could reasonably be segregated from the employer's general assets, however, in no event later than the 15th business day of the month following the month of being withheld from compensation. Failure to remit employee contributions into the Plan on a timely basis is considered a nonexempt transaction with a party-in-interest.

QuickLinks

Form 11-K
INDEX
SIGNATURE
Pacific Capital Bancorp Incentive & Investment and Salary Savings Plan Index
Report of Independent Accountants
Pacific Capital Bancorp Incentive & Investment and Salary Savings Plan Statements of Net Assets Available for Benefits
Pacific Capital Bancorp Incentive & Investment and Salary Savings Plan Statements of Changes in Net Assets Available for Benefits
Pacific Capital Bancorp Incentive & Investment and Salary Savings Plan Notes to Financial Statements
Supplemental Schedule Schedule 1
Pacific Capital Bancorp Incentive & Investment and Salary Savings Plan Schedule H (Line 4i) Form 5500—Schedule of Assets (Held at End of Year) December 31, 2001
Supplemental Schedule Schedule II
Pacific Capital Bancorp Incentive & Investment and Salary Savings Plan Schedule G (Part III) Form 5500—Schedule of Nonexempt Transactions Year Ended December 31, 2001